Coordonnées

www.linkedin.com/in/jeff-henry-9b07b8246 (LinkedIn)

Principales compétences

Entrepreneurship
Customer Support
Customer Service

Jeff Henry

Helping YouTubers Supercharge Revenue With AI | CEO & Co-Founder @Tokee | 0-25K Subscribers in 3 Months, $0 Budget | Hiring Backed by In5 Dubai Tech

Doubaï, Émirats arabes unis

Résumé

Hey there, I'm Jeff Henry, a football fanatic and passionate creator!
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In love with AI and automation

CURRENTLY: We are on a mission to revolutionize the YouTube landscape with AI, empowering YouTubers to thrive and grow!

With a love for innovation, creativity, and content-led growth, I'm excited to connect and explore how we can join forces to kick the YouTube game into high gear!

Ready to score some content-driven goals? Let's chat!

Expérience

Tokee

CEO & Co-Founder
juin 2023 - Present (4 mois)
United States

Independent Consultant

SEO & Copywriting Digital Specialist
janvier 2021 - janvier 2023 (2 ans 1 mois)
Dubaï, Émirats arabes unis

Crafting engaging marketing messages which attract audiences and convert them into leads. From strategy development, creative direction, to the choice of media platforms, I help transform ideas into successful campaigns with clear communication strategies for my clients.

Key takeaways

SEA: 1 customer + 4 qualified leads in 3 weeks for a 400€ budget (high-paying service: 20K€).
SEO: 85% correction of technical SEO issues in 4 weeks (108 in total) + optimized content creation.
Linkedin: +80 engagements per post in 3 weeks on average. Instagram: +9% of followers in 3 weeks.

KPMG
Senior Consultant
mai 2019 - décembre 2020 (1 an 8 mois)
Belgium

Defining functional and technical scopes of IT implementation. My aim is to design principles and align to process mappings, project success metrics, and business goals.
Composing training manuals for FMCG and Retail clients. My goal is to offer employees simple, easy access, thorough information so they can do their jobs better than ever before! In addition, I restructured complex software documentation for clients in the retail sector to give shareholders highly readable information.

Key takeaways

Technical writing: Training manuals that onboarded +100 internal stakeholders and +20k external stakeholders in 1.5 months.
Supply chain: reduced the cost of resupply by 15% in 1 year. Procurement: reduced the cost of procurement by 30% in 1.5 year.

GSK
Senior Consultant
mars 2018 - mai 2019 (1 an 3 mois)
Belgium

Implementing new quality assurance and control measures to keep up with regulatory requirements. I update the existing standards, methods, procedures for implementing these processes in order to create
an efficient workflow that is thorough so main stakeholders can meet the demands of a growing company.

Key takeaways

Logistics: 20 recurring logistic issues were discovered out of 400 logistic incidents over one year. Together with the logistic manager, we implemented new procedures to prevent such recurring events.
Technical writer: I participated in the creation of 2 Standard Operating Procedures and 3 Wikis adopted by 40 internal stakeholders.

Solvay
Customer Service Representative
octobre 2014 - février 2018 (3 ans 5 mois)
Belgium

My responsibilities included project management, production planning in the ERP system for a new plant. I also managed operational duties such as logistics and documentation flows throughout the supply chain.

Key takeaways

Logistics: Implementation of a new plant in the ERP within 3 months. The main difficulties were to (1) define the unknown logistic processes (2) translate those into the IT system.

RedCup Outfitters
Co-Founder & Marketing Manager
janvier 2013 - décembre 2014 (2 ans)
Belgium

Implementing the Segmentation-Targeting-Positioning (STP model), developing e-commerce platforms, and managing imports/exports.

Key takeaways

Logistics: 12 out of 13 US wholesalers gave a GO for the project in 2-month time.
Marketing: Ecommerce platform was up and running after
3 months of development (UX/UI, SEO, Catalog).

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